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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT

        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)



                                Amendment No. 2
                               (Final Amendment)


                             CAVCO INDUSTRIES, INC.
                              (Name of the Issuer)

                             Cavco Industries, Inc.
                                  Al R. Ghelfi
                                 Janet M. Ghelfi
                            Janal Limited Partnership
                      (Name of Person(s) Filing Statement)

                          Common Stock, $0.05 par value
                         (Title of Class of Securities)

                                   149567109
                      (CUSIP Number of Class of Securities)

             Al R. Ghelfi, 1001 North Central Avenue, Eighth Floor,
                   Phoenix, Arizona 85004, tel. (602) 256-6263
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      Copies to:   William M. Hardin, Esq.
                                   Osborn Maledon, P.A.
                                   2929 North Central Avenue, Suite 2100
                                   Phoenix, AZ 85012-2794

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c. [ ] A tender offer.

 d. [ ] None of the above.
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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]


                            Calculation of Filing Fee

         Transaction Valuation*                         Amount of Filing Fee
         $74,302,191                                    $14,860.44

* For purposes of calculation of fee only. The transaction valuation is based upon the cash payment per share in the proposed transaction in accordance with Rule 0-11.

[X] Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $14,860.44

Form or Registration No.    Schedule 14A

Filing Party:   Cavco Industries, Inc.

Date Filed:     January 7, 1997



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         This Amendment No. 2 (the "Final Amendment") on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership on January 7, 1997, as amended and supplemented by Amendment No. 1 thereto filed on February 19, 1997 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 4, 1996, by and among Cavco Industries, Inc. (the
"Issuer" or the "Company"), Centex Real Estate Corporation ("CREC"), MFH Holding Company (the "Holding Company"), MFH Acquisition Company (the "Merger Subsidiary") and certain shareholders of the Issuer, Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership (the "Ghelfi Parties").

         This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction which is the subject of this Statement.

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as expressly set forth in this Final Amendment, all information in the Statement remains unchanged.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:

         As a result of the Merger and the transactions consummated in connection therewith, all of the outstanding common stock of the Company (as the Surviving Corporation) is currently owned by the Holding Company. CREC, through its ownership of shares in the Holding Company, holds an approximate 78% indirect equity interest in the Company, and the Ghelfi Parties, through their ownership of shares in the Holding Company, hold the remaining approximate 22% indirect equity interest in the Company.


ITEM 14.  FINANCIAL INFORMATION.


         The information set forth in Item 14(a) of the Statement is hereby amended and supplemented as follows:

         (a) The information set forth in "Selected Financial Data" is incorporated herein by reference. The information set forth in the Company's Annual Report on Form 10-K for the year ended September 30, 1996, as amended, and Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, as amended, (each of which is incorporated by reference in the Proxy Statement) is incorporated herein by reference.



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ITEM 16. ADDITIONAL INFORMATION.

         The information set forth in Item 16 of the Statement is hereby amended and supplemented as follows:

         The Merger Agreement and the transactions contemplated thereby were approved by the Shareholders of the Company at the Special Meeting of Shareholders held on March 27, 1997, and the transactions described in this Statement were consummated on that date. Articles of Merger were filed with the Arizona Corporation Commission on March 27, 1997, and the Merger became effective on that date.

         Each share of Common Stock that was issued and outstanding immediately prior to the Effective Time (other than the Contributed Company Shares and shares, if any, held by persons who exercised dissenters' rights under Arizona law) has been converted as of the Effective Time into the right to receive $26.75 per share in cash, in accordance with the terms of the Merger Agreement.

         Because the Company, as a result of the Merger, now has only one shareholder, the Company will duly file certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the Common Stock under the Securities and Exchange Act of 1934 and to suspend all reporting requirements thereunder.




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SIGNATURE


         After due inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  As of April 3, 1997


                                  CAVCO INDUSTRIES, INC.

                                  By  /s/ BRENT GHELFI
                                      ---------------------------
                                      Brent Ghelfi
                                      Its President and Chief Executive Officer


                                      /s/ AL R. GHELFI
                                      ---------------------------
                                      AL R. GHELFI


                                      /s/ JANET M. GHELFI
                                      ------------------------------
                                      JANET M. GHELFI


                                  JANAL LIMITED PARTNERSHIP

                                  By: THE 1994 ALSONS TRUST, created
                                      February 9, 1994, general partner


                                      By: /s/ JANET M. GHELFI
                                          ----------------------------------
                                          Janet M. Ghelfi,
                                          Independent Trustee


                                      By: /s/ AL R. GHELFI
                                          ----------------------------------
                                          Al R. Ghelfi,
                                          Family Trustee

                                 By:  ALFRED AND JANET GHELFI TRUST,
                                      created August 24, 1989, general partner


                                      By: /s/ AL R. GHELFI
                                          ----------------------------------
                                          Al R. Ghelfi,
                                          Trustee


                                      By: /s/ JANET M. GHELFI
                                          ----------------------------------
                                          Janet M. Ghelfi,
                                          Trustee